UNITED STATES
SECURITIES AND EXCHANGE C
Washington, D.C. 2054

APPROVAL
3235-0123
October 31, 2004
rage burden
onse 12.00

06004467

RECEIVED
FEB 27 2006
209
SEC MAIL PROCESSING SECTION WASH, D.C.

ANNUAL AUDITED R
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52658

AB 3/11/06

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Blackmont Capital Corp**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

BCE Place, 181 Bay Street, Suite 900, P.O. Box 779,
(No. and Street)

Toronto (City) **Ontario** (State) **M5J 2T3** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James Lexovsky **(416) 814-7895**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

Ernst & Young Tower, P.O. Box 251,
222 Bay Street (Address) **Toronto** (City) **Ontario** (State) **M5K 1J7** (Zip Code)

PROCESSED
APR 26 2006
THOMSON FINANCIAL

CHECK ONE:

☐ **Certified Public Accountant**
☐ **Public Accountant**
☒ **Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BLACKMONT CAPITAL CORP

(SEC I.D. NO. 8-52658)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

AFFIRMATION

I affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Blackmont Capital Corporation for the year ended December 31, 2005, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Robert Matthews
CFO

February 24, 2006
Date

Subscribed and sworn to before me,
On this 24th day of February 2006.

Notary Public

TABLE OF CONTENTS

This report contains (check all applicable boxes):

(x) Independent Auditors' Report.
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholder's Equity.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission.
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (i) Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to the Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable).
(x) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (Not Required).
( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to Methods of Consolidation (Not Applicable).
(x) (l) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report (Not Required).
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

Assurance and Advisory Business Services

Assurance Services

Financial Statements and Supplemental Information
[Expressed in U.S. dollars]

Blackmont Capital Corp.

December 31, 2005

With

Report And Supplementary Report
Of Independent Registered Public Accounting Firm

Ernst & Young

Ernst & Young LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Blackmont Capital Corp.

We have audited the statement of financial condition of **Blackmont Capital Corp.** as of December 31, 2005 and the statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Blackmont Capital Corp.** at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Toronto, Canada,
February 17, 2006.

Chartered Accountants

Blackmont Capital Corp.

STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

As at December 31

	2005 $
ASSETS	
Cash and cash equivalents	**2,008,856**
Due from brokers and dealers	**297,854**
Prepaid expenses	**36,600**
	2,343,310
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable	**28,885**
Income taxes payable	**105,751**
Due to customers	**236,992**
Due to parent *[note 3]*	**1,535**
Subordinated loans *[note 4]*	**1,350,000**
Total liabilities	**1,723,163**
Stockholder's equity	
Capital stock	
Authorized, issued and outstanding	
250,000 common shares	**250,000**
Retained earnings	**370,147**
Total stockholder's equity	**620,147**
	2,343,310

See accompanying notes

Blackmont Capital Corp.

STATEMENT OF INCOME

[Expressed in U.S. dollars]

Year ended December 31

	2005 $
REVENUE	
Commission income	**1,711,502**
Foreign exchange gain	**694**
Interest	**44,522**
	1,756,718
EXPENSES	
Compensation and benefits	**929,275**
Communications and technology	**33,211**
Brokerage, clearing and exchange fees	**88,601**
Professional services	**35,158**
Business development	**7,809**
Interest on subordinated loan *[note 3]*	**66,500**
Management fees *[note 3]*	**227,025**
Other	**3,426**
	1,391,005
Income before income taxes	**365,713**
Provision for income taxes	**150,327**
Net income for the year	**215,386**

See accompanying notes

Blackmont Capital Corp.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

[Expressed in U.S. dollars]

Year ended December 31

	2005 $
CAPITAL STOCK	
Balance, beginning and end of year	**250,000**
RETAINED EARNINGS	
Balance, beginning of year	**154,761**
Net income for the year	**215,386**
Balance, end of year	**370,147**
Total stockholder's equity	**620,147**

See accompanying notes

Blackmont Capital Corp.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

[Expressed in U.S. dollars]

Year ended December 31

	2005
	$
Balance, beginning of year	**750,000**
New loans during the year	**600,000**
Balance, end of year	**1,350,000**

See accompanying notes

Blackmont Capital Corp.

STATEMENT OF CASH FLOWS

[Expressed in U.S. dollars]

Year ended December 31

	2005 $
OPERATING ACTIVITIES	
Net income for the year	**215,386**
Changes in operating assets and liabilities	
Increase in due from brokers and dealers	**(263,781)**
Increase in prepaid expenses	**(6,879)**
Decrease in due to parent	**(21,573)**
Increase in income taxes payable	**103,727**
Decrease in accounts payable	**(21,073)**
Increase in due to customers	**236,992**
Net cash provided by operating activities	**242,799**
FINANCING ACTIVITIES	
Subordinated loan	**600,000**
Net cash provided by financing activities	**600,000**
Net increase in cash and cash equivalents during the year	**842,799**
Cash and cash equivalents, beginning of year	**1,166,057**
Cash and cash equivalents, end of year	**2,008,856**
Supplemental cash flow information	
Interest paid	**66,500**
Income taxes paid	**46,000**

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

[Expressed in U.S. dollars]

December 31, 2005

1. NATURE OF OPERATIONS

Blackmont Capital Corp. (formerly First Associates Investments (USA) Inc.) [the "Company"] was incorporated on March 3, 2000 under the provisions of the Ontario Business Corporations Act and commenced operations on March 1, 2001. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers Inc. The Company's primary source of revenue is commission income for securities trade execution for U.S. resident clients.

The Company is a wholly-owned subsidiary of Blackmont Capital Inc. (formerly First Associates Investments Inc.), a Canadian-owned investment dealer and is a member of the Investment Dealers Association of Canada. The Company clears all transactions for institutional clients with its parent. The Company clears all transactions for its retail clients through Pershing LLC. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and short-term interest bearing notes and treasury bills with a term to maturity of less than three months from the date of purchase.

Securities transactions

Customers' securities transactions are recorded on a settlement-date basis, with related commission income and expenses recorded on a trade-date basis.

December 31, 2005

Income taxes

The Company's tax provision is composed only of Canadian tax expense and is in accordance with the Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The Company uses the asset and liability method in accounting for income taxes on all transactions that have been recognized in the financial statements. The asset and liability method requires that deferred income taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax assets and deferred tax liabilities, as well as other changes in income tax laws, are recognized in net income in the year such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Translation of foreign currencies

These financial statements have been expressed in U.S. dollars. Certain revenue and expenses were incurred by the Company in Canadian dollars. These have been converted to U.S. dollars using the U.S. exchange rate on the transaction date. Assets and liabilities denominated in Canadian dollars have been converted into U.S. dollars using the exchange rate prevailing as at December 31, 2005.

3. RELATED PARTY TRANSACTIONS

The Company has a balance in its clearing account with its parent in the amount of $159,547 which relates to commissions receivable as at December 31, 2005.

The Company has entered into an arrangement with its parent whereby the parent will perform certain securities execution activities and record-keeping services as agent for the Company. The parent charged the Company $227,025 for this service for the year ended December 31, 2005.

The net balance due to the parent was $1,535 as at December 31, 2005.

The Company paid $66,500 in interest on the subordinated loan provided by its parent as at December 31, 2005.

[Expressed in U.S. dollars]

4. SUBORDINATED LOANS

The subordinated loans aggregating $1,350,000 have been approved by the National Association of Securities Dealers Inc., and bear interest at 7.0% per annum. One subordinated loan of $150,000 is not repayable before November 30, 2006, while another loan of $600,000 is not repayable before September 30, 2007 and another loan of $600,000 is not repayable before September 30, 2008. The loans have been subordinated to the claims of the general creditors and repayment of the subordinated loans are subject to the approval of the National Association of Securities Dealers Inc.

5. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission [Rule 15c3-1]. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000. As at December 31, 2005, the Company had net capital of $1,933,547, which was $1,683,547 in excess of the required net capital of $250,000.

6. FINANCIAL INSTRUMENTS

Fair value

All of the Company's assets and liabilities are short-term in nature and their carrying values therefore approximate their fair values.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Company is not exposed to significant interest rate risk as the cash equivalents are short-term in nature.

Credit risk

In the normal course of business, the Company settles various client transactions through Pershing LLC and its parent. To the extent that clients or counterparties fail to satisfy their obligations relating to these transactions, the Company is exposed to credit risk. In these situations, the Company may be required to purchase or sell financial instruments at unfavourable market prices. The Company's most significant credit risk at the year end is with Pershing LLC and its parent.

SUPPLEMENTAL INFORMATION

Blackmont Capital Corp.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

[Expressed in U.S. dollars]

As at December 31

	2005 $
Total stockholder's equity	**620,147**
Subordinated loans	**1,350,000**
Total capital and subordinated loans	**1,970,147**
Deductions and/or capital charges	
Total non-allowable assets	**36,600**
Net capital	**1,933,547**
Computation of net capital requirement	
Greater of $250,000 or 2% of aggregate debit items, as defined	**250,000**
Excess net capital	**1,683,547**

RECONCILIATION OF AUDITED NET CAPITAL

	2005 $
Net capital as reported in December 31, 2005 unaudited FOCUS Part II A Report	**1,702,467**
Adjustments for income taxes	**(18,920)**
Net Capital per audited computation above	**1,683,547**

Blackmont Capital Corp.

STATEMENT PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

[Expressed in U.S. dollars]

As at December 31, 2005

EXEMPTION UNDER SECTION (k)(2)(ii) is claimed:

The Company does not carry any customer accounts and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) because all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

SUPPLEMENTARY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

SUPPLEMENTARY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

To the Board of Directors and Stockholder of
Blackmont Capital Corp.

In planning and performing our audit of the financial statements and supplemental schedules of **Blackmont Capital Corp.** [the "Company"] for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ["SEC"], we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid or excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chartered Accountants

Toronto, Canada,
February 17, 2006.

ERNST & YOUNG LLP

www.ey.com/ca